SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Henry Bros. Electronics, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
426286100

(CUSIP Number)
Arnold N. Bressler
Moses & Singer LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
(212) 554-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 15, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	426286100	Page	2	of	5

1	NAMES OF REPORTING PERSONS James E. Henry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	426286100	Page	3	of	5
Explanatory Note
     This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D which was originally filed by James E. Henry (“Reporting Person”) with the Securities and Exchange Commission on January 7, 2002, as amended by Amendment No. 1 filed on November 22, 2010 (“Amendment No. 1”).
     Except as specifically provided herein, Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended to include the following:
As previously reported in Amendment No. 1, Henry Bros. Electronics, Inc. (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2010, as amended, with Kratos Security & Defense Solutions, Inc., a Delaware corporation (“Kratos”) and Hammer Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Kratos (“Merger Sub”), which provided that Merger Sub would merge with and into the Issuer, and the Issuer would continue as the surviving corporation and as a wholly-owned subsidiary of Kratos (the “Merger”). Concurrent with the Merger Agreement, the Reporting Person entered into a voting agreement with Kratos (the “Voting Agreement”), pursuant to which the Reporting Person agreed, subject to the terms and conditions of the Voting Agreement, to vote in favor of the Merger with

CUSIP No.	426286100	Page	4	of	5
respect to all shares of the common stock, par value $0.01 per share, of the Issuer (“Common Stock”) beneficially owned by him. Such shares represented approximately 19.28% of the then outstanding Common Stock.
On December 15, 2010, the Reporting Person, together with a majority of the holders of the issued and outstanding shares of Common Stock, voted in favor of adopting the Merger Agreement. The Merger closed on December 15, 2010. As a result, the Reporting Person is no longer the beneficial owner of any Common Stock.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to include the following:
(a)-(b) The information set forth under Item 3 above is incorporated herein by reference.
(d) As a result of the Merger, the directors of Merger Sub now serve as directors of the surviving corporation, and the officers of Merger Sub now serve as the officers of the surviving corporation.
(e) — (f) The information set forth under Item 3 above is incorporated herein by reference.
(h) As a result of the Merger, the Common Stock ceased to be listed on The NASDAQ Capital Market.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended to include the following:
(a) — (b) and (d) The information set forth under Item 3 above is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended to include the following:
The information set forth under Item 3 above is incorporated herein by reference.

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Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 30, 2010

/s/ James E. Henry
James E. Henry

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).